

Mail Stop 3720

February 19, 2007

Keith Wong
Chief Executive Officer
Eastbridge Investment Group Corporation
2101 East Broadway St., Unit 30
Tempe, AZ 85282

      **RE: Eastbridge Investment Group Corporation
             Amendment no. 2 to Form 10-SB
             Filed February 8, 2007
             File No. 0-52282**

Dear Mr. Wong:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Item 1. Description of Business, page 1

1.   We reissue prior comment two. Please revise to identify by name the three Chinese companies that currently constitute your only clients and summarize all material terms of your agreements with them, such as the specific, rather than general, payment and timing provisions. Clarify when you expect to commence generating meaningful revenues from these business relationships. Also disclose your anticipated source(s) of funds to pay for your clients' legal, auditing and other costs.

2.   We note that you have filed your agreements with the three Chinese companies as exhibits 10.3, 10.4 and 10.5 to the amended Form 10-SB, as well as exhibits to the Forms 8-K filed on February 16, 2007. We also note that you have omitted portions of those exhibits without filing a request for confidential treatment. Please refile the agreements with the omitted information or submit a confidential treatment request pursuant to Rule 24b-2 of the Exchange Act.

<u>Security Ownership of Certain Beneficial Owners and Management, page 9</u>

3.	We have reviewed your revisions in response to prior comment seven. Please revise to disclose in the beneficial ownership tables, and not in the footnotes, that both Mr. Klein and Mr. Dembinski are deemed to beneficially own 13% of the registrant's common stock. To avoid any double counting, you may count the 13% only once for purposes of calculating the ownership totals.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding our prior comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3833 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc:	Philip K. Shin, Esq.
	Via Facsimile: (310) 312-6680